UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42260

Powell Max Limited

(Registrant’s Name)

22/F., Euro Trade Centre
13-14 Connaught Road Central,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On March 5, 2025, Powell Max Limited (“PMAX” and the “Company”) received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the closing bid price for the Company’s Class A Ordinary Shares (the “Ordinary Shares”) had been below $1.00 per Ordinary Share for 30 consecutive business days, the Company is not in compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market (the “Minimum Bid Price Rule”). The Notice has no immediate effect on the listing of the Ordinary Shares, which will continue to trade on The Nasdaq Capital Market under the symbol “PMAX” without interruption at this time.

In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until September 1, 2025, to regain compliance with the Minimum Bid Price Rule. If at any time before September 1, 2025, the closing bid price of the Ordinary Shares is at least $1.00 per Ordinary Share for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed.

If the Company does not regain compliance with the Minimum Bid Price Rule by September 1, 2025, the Company may be eligible for an additional 180-day period to regain compliance, provided that on the 180th day of the first compliance period the Company meets the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Nasdaq Capital Market (except the Minimum Bid Price Requirement) based on the Company’s most recent public filings and market information and notifies Nasdaq in time of its intent to cure this deficiency.

The Company only have a maximum of 360 days to regain compliance. If the Company does not cure the minimum price deficiency within the second compliance period, Nasdaq will issue a notice that the Ordinary Shares will be delisted. The Company may appeal the delisting determination to the Nasdaq Listing Qualifications Hearings Panel (the “Hearings Panel”). Further, if the Company’s action to cure the minimum price deficiency results in non-compliance with another listing requirement and that additional deficiency cannot be cured by the end of the second compliance period, the minimum price deficiency will not be considered cured. In either case, the Ordinary Shares will be suspended from trading during the period pending the Hearings Panel’s review.

The Company intends to actively monitor the closing bid price for its Ordinary Shares and will consider available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule. However, there can be no assurance that the Company will be successful.

The Company published a press release on this development on March 11, 2025, a copy of which is being furnished as an exhibit to this report.

Financial Statements and Exhibit

Exhibits

The following exhibit is being filed herewith :

Exhibit No.	Description
99.1	Press Release, dated March 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: March 11, 2025

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